FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 21, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F    X              Form 40-F
                          -------                     ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                         No     X
                          ------                 ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                         No     X
                          ------                 ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                         No     X
                          ------                 ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          Smith & Nephew plc
                                          (Registrant)


Date: May 21, 2004                  By:  /s/ Paul Chambers
                                         -----------------
                                         Paul Chambers
                                         Company Secretary

19 May 2004




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

We have been notified today that Dudley Eustace, a director of Smith & Nephew plc, has acquired 225 Ordinary shares of 12 2/9 pence each in the Company, through the re-investment of a dividend paid on 14 May 2004. Each share was purchased at 565.98 pence on 17 May 2004.

Mr. Eustace now has a beneficial interest in 50,563 Ordinary shares being 0.0054% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary